Invest With Me



Hi, I'm gauging interest to create an opportunity to invest in bitcoin mining. If you're interested in investing with me please fill out this form.

Name

Name

Email

Email

Phone Number

Phone Number

Amount you'd like to invest. ($1,000 minimum)

Amount

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No money or other consideration is being solicited, and if sent in response, will not be accepted.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.

Indication of interest involves no obligation or commitment of any kind.